Exhibit 6.2
CONSULTING AGREEMENT
This Consulting Agreement (the “Agreement”) is made and entered into as of the 13th day of April, 2015, by and between Beauty and Pin Ups, LLC, a North Carolina corporation (hereinafter the “Company”) and Priel Maman, an independent contractor consultant (hereinafter “Consultant”).
W I T N E S S E T H:
WHEREAS, the Company is in the business of providing technical hardware and software services (the “Business”);
WHEREAS, the Company desires to retain the services of Consultant for the purposes of Creative influence, leadership and direction and is willing to provide such services to the Company;
WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions of the consulting relationship between the Company and Consultant;
NOW, THEREFORE, for and in consideration of the mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Consultant hereby agree as follows:
Section 1. Consulting Services. Consultant shall provide the following services:
Creative influence, leadership and direction of the company’s products, services and brand. As the Company’s Founder he will participate in multiple distribution and salon oriented trade and educational events, promotional exercises, videos and other marketing vehicles.
Term. Consultant’s term of engagement (the “Engagement Term”) under this Agreement shall be for two years, commencing on the day of closing and shall expire on two year from the date of such closing, unless extended in writing by both the Company and Consultant or earlier terminated pursuant to the terms and conditions set forth in this Agreement. The Company may terminate the Consultant for cause. Cause is defined as used herein, the term “Cause” shall mean only (i) the commission of a felony by the Executive (other than motor vehicle offenses the effect of which do not materially impair the Executive’s performance of his/her duties hereunder), (ii) the commission by the Executive of an act of fraud or embezzlement against the Company or any of its affiliates, (iii) conduct which is negligent or willful and deliberate on the Executive’s part and which is (or would reasonably be expected to be) materially detrimental to the Company or any of its affiliates, (iv) the Executive’s material breach of this Agreement, the Restricted Stock Purchase Agreement, the Nondisclosure and Confidentiality Agreement or the Assignment of Intellectual Property Agreement, each between the Executive and the Company, which breach the Executive has failed to cure (if curable) within ten (10) business days after receiving written notice thereof, (v) the Executive’s material violation of any policies or procedures of the Company if the Company has given Executive written notice of such violation and Executive persists in such violation, (vi) insubordination consisting of the Executive’s continued failure to take specific action requested by the Board of Directors that is within his individual control and consistent with his status as a senior executive of the Company and his duties and responsibilities under any agreement with the Company or any law, or (vii) the continued use of alcohol or drugs by the Executive following written notice by the Company that, in the good faith determination of the Board of Directors, such use materially interferes with the performance of the Executive’s duties and responsibilities.

Section 2. Exclusive Services and Best Efforts. Consultant agrees to devote his/her best efforts, energies and skills to the discharge of the duties and responsibilities attributable to his/her position. Consultant also agrees that he shall not take personal advantage of any business opportunities that arise during his/her employment and that may benefit the Company. All material facts regarding such opportunities must be promptly reported to the Company’s CEO-Kenneth Kahn for consideration by the Company, and only Kenneth Kahn may waive this provision, and thereby permit Consultant to take personal advantage of any such business opportunities.
Section 3. Compensation. The Company agrees to pay Consultant the sum of $12,000 per month.
Section 4. Taxes and Insurance. Consultant understands that he is solely responsible for paying all federal, state and local income taxes and FICA taxes on any earnings pursuant to this Agreement. Consultant further understands that he is responsible for all insurance, including health, life, and worker’s compensation. Consultant will be issued a 1099 tax form and hereby agrees to indemnify and hold harmless the Company from and for the payment of any taxes, interest, penalties, levies or assessments applicable thereto.
Section 5. Non-Competition and Confidential Information. Consultant acknowledges that his/her position with the Company is special, unique, and intellectual in character and his/her position with the Company will place him/her in a position of confidence and trust with employees and clients of the Company.
Section (a) Non-Competition. Consultant agrees that during the term and for a period of one (1) year thereafter within the restricted territory (as defined below) Consultant will not directly or indirectly: (i) employ or attempt to employ or assist anyone in employing any person who is an employee of the Company or was an employee of the Company during the previous one year period; or (ii) attempt in any manner to or persuade any client of the Company to cease doing business or reduce the amount of business that such client has customarily done with the Company. The term “restricted territory” includes the United States of America.
Section (b) Confidentiality. Consultant acknowledges that he will have access to certain proprietary and confidential information of the Company and its clients including, but not limited to, contemplated new mergers and acquisitions, investment services, sales, projections, and financial information. Consultant agrees not to use or disclose any confidential information during the term of this Agreement or thereafter other than in connection with performing Consultant’s services for the Company in accordance with this Agreement.

Section (c) Enforcement.
(i)
Consultant agrees that the restrictions set forth in this paragraph, and each subparagraph therein, are reasonable and necessary to protect the goodwill of the Company. If any of the covenants set forth herein are deemed to be invalid or unenforceable based upon the duration or otherwise, the parties contemplate that such provisions shall be modified to make them enforceable to the fullest extent permitted by law.
(ii)
In the event of a breach or threatened breach by Consultant of the provisions set forth in this paragraph, Consultant acknowledges that the Company will be irreparably harmed and that monetary damages shall be an insufficient remedy to the Company. Therefore, Consultant consents to enforcement of this paragraph by means of temporary or permanent injunction and other appropriate equitable relief in any competent court, in addition to any other remedies the Company may have under this Agreement or otherwise.
Section 6. Intellectual Property.
(a)
The Company has hired Consultant to perform consulting services full time so anything Consultant produces during the agreement term is the property of the Company. Any writing, invention, design, system, process, development or discovery conceived, developed, created, or made by Consultant, alone or with others, during the period of this Agreement and applicable to the business of the Company, whether or not patentable, registrable, or copyrightable shall become the sole and exclusive property of the Company, excluding any writing, invention, design, system, development or discovery (i) that Consultant developed on his/her own time without using the Company’s equipment, supplies, business or trade secrete information and (ii) that do not relate to the Company’s business or actual or demonstrably anticipated research or development, or that do not result from any services performed by Consultant for the Company.
(b)
Consultant shall report all writings, inventions, designs, systems, developments, or discoveries, together with related records, developed by Consultant, solely or jointly, to the Company of the Company.
(c)
Consultant shall, during the period of this Agreement and at any time from time to time hereafter, (i) execute all documents requested by the Company for vesting in the Company the entire right, title and interest in and to the same, (ii) execute all documents requested by the Company for filing such applications for and procuring patents, trademarks, service marks or copyrights as the Company, in its sole discretion, may desire to prosecute, and (iii) give the Company all assistance it may reasonably require, including the giving of testimony in any suit, action, investigation or other proceeding, in order to obtain, maintain and protect the Company’s right therein and thereto.

Section 7. Representations and Warranties of Consultant. Consultant hereby represents and warrants to the Company as follows: (i) Consultant has the legal capacity and unrestricted right to execute and deliver this Agreement and to perform all of his/her obligations hereunder; (ii) the execution and delivery of this Agreement by Consultant and the performance of his/her obligations hereunder will not violate or be in conflict with any fiduciary or other duty, instrument, agreement, document, arrangement, or other understanding to which Consultant is a party or by which he is or may be bound or subject; and (iii) Consultant is not a party to any instrument, agreement, document, arrangement, or other understanding with any person (other than the Company) requiring or restricting the use or disclosure of any confidential information.
Section 8. Post-Engagement Obligations. All records, files, lists, including computer generated lists, drawings, documents, equipment and similar items relating to the Company’s business that Consultant prepared or received from the Company shall remain the Company’s sole and exclusive property. Upon termination of this Agreement, Consultant promptly returns to the Company all property of the Company in his/her possession. Consultant further represents that he will not copy or cause to be copied, print out, or cause to be printed out any software, documents or other materials originating with or belonging to the Company. Consultant additionally represents that, upon termination of his/her engagement with the Company, he will not retain in his/her possession any such software, documents, or other materials.
Section 9. Breach of Agreement. Consultant recognizes that irreparable damage would result to the Company and its business if Consultant was to disclose to anyone any of the information provided to him/her by and/or through his/her work with the Company. the Company shall be entitled to pursue any available remedies, whether legal or equitable, including injunctive relief, in the case of violation of the provisions of this Agreement and, if the Company prevails in any such legal action, Consultant will be obligated to pay the Company’s reasonable attorney’s fees. Any breach of this Agreement will be governed by the laws of the State of North Carolina.
Section 10. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of North Carolina, without regard to the conflicts of law rules of North Carolina.
Section 11. Jurisdiction. Each of the parties hereto hereby irrevocably consents and submits to the jurisdiction of the Supreme Court of the State of North Carolina, Superior and/or District Court in Mecklenburg County, and of the United States District Court for the Western District of North Carolina in connection with any suit, action, or other proceeding concerning the interpretation and/or enforcement of this Agreement. Consultant waives and agrees not to assert any defense that the court lacks jurisdiction, venue is improper, inconvenient forum or otherwise. Consultant waives the right to a jury trial and agrees to accept service of process by certified mail at Consultant’s last known address.

Section 12. Successors and Assigns. Neither this Agreement, nor any of Consultant’s rights, powers, duties or obligations hereunder, may be assigned by Consultant. This Agreement shall be binding upon and inure to the benefit of Consultant and his/her heirs and legal representatives and the Company and its successors. Successors of the Company shall include, without limitation, any company or companies acquiring, directly or indirectly, all or substantially all of the assets of the Company, whether by merger, consolidation, purchase, lease or otherwise, and such successor shall thereafter be deemed “the company” for the purpose hereof.
Section 13. Waiver. Any waiver or consent from the Company with respect to any term or provision of this Agreement or any other aspect of Consultant’s conduct or engagement shall be effective only in the specific instance and for the specific purpose for which given and shall not be deemed, regardless of frequency given, to be a further or continuing waiver or consent. The failure or delay of the Company at any time or times to require performance of, or to exercise any of its powers, rights or remedies with respect to any term or provision of this Agreement or any other aspect of Consultant’s conduct or engagement shall in no manner (except as otherwise expressly provided herein) affect the Company’s right at a later time to enforce any such term or provision.
Section 14. Notice. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed within the continental United States by first class, registered mail, return receipt requested, postage and registry fees prepaid, to the applicable party and addressed as follows:
(a)	the Company:	Kenneth Kahn
Level Beauty Group, Inc.
4521 Sharon Road, Suite 400
Charlotte, NC 28211

(b)	The Consultant:	Priel Maman
2253 Esplanda Circle
West Boca Raton, FL 33433

Section 15. Amendment. No amendment or modification of this Agreement shall be valid or effective, unless in writing and signed by the parties to this Agreement.
Section 16. Entire Agreement.
(a)
This Agreement embodies the entire agreement of the parties hereto with respect to its subject matter and merges with and supersedes all prior discussions, agreements, commitments, or understandings of every kind and nature relating thereto, whether oral or written, between Consultant and the Company. Neither party shall be bound by any term or condition other than as is expressly set forth herein.

(b)
Consultant represents and agrees that he fully understands his right to discuss all aspects of this Agreement with his private attorney, that to the extent he desired, he availed himself of this right, that he has carefully read and fully understands all of the provisions of this Agreement, that he is competent to execute this Agreement, that his decision to execute this Agreement has not been obtained by any duress and that he freely and voluntarily enters into this Agreement, and that he has read this document in its entirety and fully understands the meaning, intent and consequences of this Agreement.

CONSULTANT:

/s/ Priel Mamam
DATE:4/7/15

COMPANY:

Beauty and Pin Ups, LLC

/s/ Kenneth Kahn
DATE:4/7/15
Name: Kenneth Kahn
Title: Chief Executive Officer